Filed by ING Investors Trust (SEC File Nos.:  033-23512; 811-5629) and ING Intermediate Bond Portfolio (SEC File Nos.: 2-47232; 812565) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

November 4, 2013

ING U.S. Investment Management

ING PIMCO Total Return Bond Portfolio Update

The Board of Trustees (the “Board”) of ING PIMCO Total Return Bond Portfolio (the “PIMCO Total Return Bond Portfolio” or “Portfolio”) and ING Intermediate Bond Portfolio (“Intermediate Bond Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”).  The approval of shareholders of the Portfolio is required before the Merger may take place.

•                  What is happening?

•                  On October 22, 2013, each Portfolio’s Board of Trustees approved a proposal to merge the Portfolios.

•                  Shareholders of PIMCO Total Return Bond Portfolio will be sent a combined proxy statement and prospectus on or about December 20, 2013.

•                  A shareholder meeting will be held on or about January 22, 2013.

•                  Pending shareholder approval, the Merger will occur on or about March 21, 2014.

•                  The Portfolio is currently sub-advised by Pacific Investment Management Company LLC (“PIMCO”).  The Portfolio’s sub-adviser will change from PIMCO to ING Investment Management Company LLC (“ING U.S. IM”) on or about February 4, 2014, if shareholders approve the merger.  ING U.S. IM will manage the Portfolio during the period of February 4, 2014, through March 21, 2014 (“Interim Period”).

•                  A Fund prospectus supplement was filed on or about November 4, 2013, to notify shareholders of the changes.

•                  No changes are expected to the Portfolio’s expense structure during the Interim Period.

•                  Effective February 4, 2014, the Portfolio’s name will change to ING Total Return Bond Portfolio, if shareholders approve the Merger.

•                  Why has the Merger been proposed?

•                  The Adviser and its affiliates are conducting a comprehensive review of the mutual funds offered within the ING Fund Complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the ING Fund Complex.

•                  The Merger is designed to consolidate the Portfolio into an ING Fund with similar or compatible investment strategies.

•                  The Merger is expected to result in lower expense ratios, a greater asset base in ING Intermediate Bond Portfolio and reduced overlap of funds offered in the ING Fund Complex.

•                  This Merger was determined to be in the best interest of shareholders by a majority of the ING Board after a review of several factors.

For financial professional use only.  Not for inspection by, distribution or quotation to, the general public.

•                  With respect to the Merger, the Adviser noted that in its view, the Merger would provide PIMCO Total Return Bond shareholders with:

(1)         a strong and capable sub-adviser with superior year-to-date, one-and three-year performance (as of August 31, 2013)

(2)         the potential for improved performance; and

(3)         an immediate benefit through lower gross and net expenses.

•                  PIMCO Total Return Bond Portfolio and Intermediate Bond Portfolio have similar investment objectives.

•                  PIMCO Total Return Bond Portfolio invests primarily in a diversified portfolio of debt instruments of varying maturities, while Intermediate Bond Portfolio invests primarily in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds.

•                  Because the Portfolios have similar investment objectives and strategies, many of the risks of investing in PIMCO Total Return Bond Portfolio are the same as the risks of investing in Intermediate Bond Portfolio.

•                  Intermediate Bond Portfolio has had superior investment performance over the year-to-date, and one-and three-year periods (as of August 31, 2013).

•                  Accordingly, the Adviser recommended and a majority of the Board agreed that the PIMCO Total Return Bond Portfolio should be merged with and into Intermediate Bond Portfolio.

•                  How do the Investment Objectives compare?

•                  As described in the chart below, PIMCO Total Return Bond Portfolio and Intermediate Bond Portfolio have similar investment objectives

	PIMCO Total Return Bond Portfolio	Intermediate Bond Portfolio
Investment Objective	The Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.	The Portfolio seeks maximize total return consistent with reasonable risk.

•                  What is the experience of the ING U.S. IM Fixed Income team?

•                  The Portfolio will be managed by the ING Investment Management Co. LLC team of Christine Hurtsellers and Matthew Toms.

•                  ING U.S. IM’s Fixed Income team has 45 years of combined investment experience under the leadership of Christine Hurtsellers and Matthew Toms.

•                  Christine Hurtsellers, CFA, has been with ING U.S. IM since 2005 and is chief investment officer of the fixed income business.

•                  Matt Toms, CFA, joined ING U.S. IM in September 2009 and is head of Public Fixed Income.

The performance is set out below.

Average Annual Total Returns % (for the periods ended December 31, 2012)	1 Year	3 Year	5 Years (or life of the class)		10 Years (or life of the class)		Inception Date
Total Return Bond
Class ADV %	8.42	6.22	7.19		7.37		04/28/06
BCAB Index(1)%	4.21	6.19	5.95		6.29	(3)
Class I %	8.95	6.88	7.88		8.05		04/28/06
BCAB Index(1)%	4.21	6.19	5.95		6.29	(3)
Class S %	8.77	6.62	7.64		6.34		08/14/98
BCAB Index(1)%	4.21	6.19	5.95		5.18
Class S2%	8.63	6.45	7.48		6.18		09/09/02
BCAB Index(1)%	4.21	6.19	5.95		5.18

Intermediate Bond(2)
Class ADV %	8.85	8.30	5.09		5.09		12/20/06
BCAB Index(1)%	4.21	6.19	5.95		6.12	(3)
Class I %	9.39	8.92	5.72		5.29		05/23/73
BCAB Index(1)%	4.21	6.19	5.95		5.18
Class S %	9.08	8.63	5.44		5.02		05/03/02
BCAB Index(1)%	4.21	6.19	5.95		5.18
Class S2%	8.93	8.45	10.40		None		02/27/09
BCAB Index(1)%	4.21	6.19	6.74	(3)	None

(1)         The index returns do not reflect deductions for fees, expenses, or taxes.

(2)         Christine Hurtsellers began serving as a portfolio manager to Intermediate Bond in January 2009. Matthew Toms began serving as a portfolio manager in August 2010. Performance prior to that period reflects the performance of a different portfolio management team.

(3)         Reflects index performance since the date closest to the Class’ inception for which data is available.

•                  How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Intermediate Bond after giving effect to the Merger, assume that the Merger occurred on June 30, 2013. Both the gross and net expenses of all classes of Intermediate Bond are lower than the gross and net expenses of the corresponding class of PIMCO Total Return Bond. This table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or a Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator. The advisory agreement between Directed Services LLC (“DSL”) and PIMCO Total Return Bond provides for a “bundled fee” arrangement under which DSL provides (in addition to advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between ING Investments, LLC and Intermediate Bond provides for an advisory fee for which ING Investments, LLC provides advisory services only. Other services are provided to Intermediate Bond under separate agreements at additional expense.

Annual Portfolio Operating Expenses Expenses you pay each year as a % of the value of your investment		PIMCO Total Return Bond		Intermediate Bond		Intermediate Bond Pro Forma(1)
Class ADV
Management Fee	%	0.56		0.40		0.40
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75		0.50		0.50
Administrative Services Fee	%	None		0.06		0.06
Other Expenses	%	0.01		0.04		0.03
Total Annual Portfolio Operating Expenses	%	1.32		1.00		0.99
Waivers and Reimbursements	%	-0.19	(2)	None		—	(4)
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	1.13		1.00		0.99

Class I
Management Fee	%	0.56		0.40		0.40
Distribution and/or Shareholder Services (12b-1) Fees	%	None		None		None
Administrative Services Fee	%	None		0.06		0.06
Other Expenses	%	0.01		0.04		0.03
Total Annual Portfolio Operating Expenses	%	0.57		0.50		0.49
Waivers and Reimbursements	%	None		None		—	(4)
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	0.57		0.50		0.49

Class S
Management Fee	%	0.56		0.40		0.40
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25		0.25		0.25
Administrative Services Fee	%	None		0.06		0.06
Other Expenses	%	0.01		0.04		0.03
Total Annual Portfolio Operating Expenses	%	0.82		0.75		0.74
Waivers and Reimbursements	%	None		None		—	(4)
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	0.82		0.75		0.74

Class S2
Management Fee	%	0.56		0.40		0.40
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50		0.50		0.50
Administrative Services Fee	%	None		0.06		0.06
Other Expenses	%	0.01		0.04		0.03
Total Annual Portfolio Operating Expenses	%	1.07		1.00		0.99
Waivers and Reimbursements	%	-0.10	(2)	-0.10	(3)	-0.10(	3),(4)
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	0.97		0.90		0.89

(1)         Expense ratios have been adjusted to reflect current expense rates.

(2)         The Distributor is contractually obligated to waive 0.15% and 0.10% for Class ADV and Class S2, respectively, of the distribution fee through May 1, 2015. In addition, the Distributor is contractually obligated to further waive 0.04% of the distribution fee for Class ADV through May 1, 2015. There is no guarantee that these distribution fee waivers will continue after May 1, 2015. The distribution fee waivers will only renew if the Distributor elects to renew them.

(3)         The Distributor is contractually obligated to waive 0.10% of the distribution fee through May 1, 2015. There is no guarantee that the distribution fee waiver will continue after May 1, 2015. The distribution fee waiver will continue only if the Distributor elects to renew it.

(4)         If shareholders approve the Reorganization, the Adviser is contractually obligated to limit expenses for to 1.05%, 0.55%, 0.80%, and 0.95% for Class ADV, Class I, Class S, and Class S2, respectively, though May 1, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordianry expenses. The obligation will automatically renew for one-year terms unless: (i) the Adviser provides 90 days written notice of its termination; and (ii) such termination is approved by the Board; or (iii) the management agreement has been terminated. The obligation is subject to possible recoupment by the Adviser within three years.

The Barclays Capital U.S. Aggregate Bond (“BCAB”) Index is a widely recognized, unmanaged index of publicly issued, investment-grade U.S. Government, mortgage-backed, asset-backed, and corporate debt securities.

Biographies

Christine Hurtsellers, CFA

Chief Investment Officer, Fixed Income

Years of Investment Experience: 26

Years with company: 9

Christine Hurtsellers is Chief Investment Officer of Fixed Income at ING U.S. Investment Management, leading a team of more than 100 investment professionals with over $126 billion in fixed income assets under management. She is a member of the ING Global Investment Leadership Team and board member of Pomona Capital. Before assuming the leadership of Fixed Income and Proprietary Investments, Christine was head of Structured Finance from 2005—08. Her mortgage-backed securities team was responsible for the highly successful track record of ING’s proprietary mortgage derivatives portfolios, and she directed portfolio and sector strategy across fixed income asset classes.

Prior to joining ING U.S. Investment Management in 2004, Christine developed extensive mortgage portfolio management experience, most notably at the Federal Home Loan Mortgage Corporation (“Freddie Mac”), where she led the agency guaranteed retained portfolio team with $650 billion in assets under management. Prior to that role, Christine managed multiple products for Freddie Mac, including mortgage derivatives, adjustable rate mortgages and collateralized mortgage obligations (CMOs); Christine was a key member of the Group that pioneered multiple strategies that today are the market standard, including the use of specified collateral in CMO deals, and the pooling of moderate and high loan balance specified pass-throughs, and the issuance of Reference REMICs. Prior to Freddie Mac, she was a portfolio manager responsible for mortgages and structured products at Alliance Capital Management and Banc One, and a client consultant at Pentalpha Capital group.

Christine is on the Board of Councilors for the Carter Center and served on the advisory board for the nationally recognized Kennesaw University Collegiate Recovery Program. Christine earned a B.A. in finance (with high honors) from Indiana University Kelley School of Business and holds the Chartered Financial Analyst® designation.

Matt Toms, CFA

Head of Public Fixed Income

Years of Experience: 19

Years with Company: 4

Matt Toms is Head of Public Fixed Income at ING U.S. Investment Management. In this role, Matt directly oversees the investment teams responsible for investment grade corporate, high yield corporate, structured product and money market strategies for the General Account and External Client business, as well as ensures coordination of credit strategies across developed and emerging markets. Matt joined ING from Calamos Investments, where he established and grew their fixed income business. He also has prior experience with Northern Trust and Lincoln National. Matt received a B.B.A. from the University of Michigan and holds the Chartered Financial Analyst® designation.

For financial professional use only.  Not for inspection by, distribution or quotation to, the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.  For information regarding the Portfolio please call ING Funds toll free at 1-800-992-0180.

For information regarding PIMCO Total Return Bond Portfolio or Intermediate Bond Portfolio please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the Merger (once a registration statement relating to the Merger has been filed with the SEC and becomes effective) please call ING Funds toll free at 1-800-992-0180. The Proxy Statement/Prospectus (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it when it becomes available. The Proxy Statement/Prospectus (when available), shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources ING Investment Management U.S. (“ING U.S. IM”) considers reliable; ING U.S. IM does not represent that such information is accurate or complete. Certain statements contained herein may constitute “projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. ING U.S. IM assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

For more complete information, or to obtain a prospectus on any ING Fund, please contact your investment professional or ING Investments Distributor, LLC at (800) 992-0180 for a prospectus. The prospectus should be read carefully before investing. Consider the investment objectives, risks, and charges and expenses carefully before investing. The prospectus contains this information and other information about the funds. Check with your Investment Professional to determine which funds are available for sale within their firm. Not all funds are available for sale at all firms.

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